Exhibit 3.1

CERTIFICATE OF AMENDMENT OF
RESTATED CERTIFICATE OF INCORPORATION
OF
SUPPORT.COM, INC.

Support.com, Inc., a Delaware corporation, does hereby certify that:

FIRST: The name of the corporation (hereinafter called the "Corporation") is Support.com, Inc.

SECOND: Effective as of 12:01 a.m. Eastern Standard Time on January 20, 2017, Section A of Article IV of the Amended and Restated Certificate of Incorporation of the Corporation (the “Restated Certificate”) shall be amended and restated to read in its entirety as follows:

“A. Authorized Stock. As of 12:01 a.m. Eastern Standard Time on January 20, 2017 (the "Effective Time"), each three (3) shares of Common Stock either issued and outstanding or held by the Company as treasury stock immediately prior to the Effective Time (the “Split Number”) shall be combined into one (1) share of Common Stock (the “Reverse Stock Split”). No fractional share shall be issued upon the Reverse Stock Split. All shares of Common Stock (including fractions thereof) issuable upon the Reverse Stock Split to a given holder shall be aggregated for purposes of determining whether the Reverse Stock Split would result in the issuance of any fractional share. If, after the aforementioned aggregation, the Reverse Stock Split would result in the issuance of a fraction of a share of Common Stock, in lieu of receiving any such fractional share, the holder (other than with respect to shares of Common Stock held by the Company as treasury stock) otherwise entitled to such fraction will receive a sum in cash equal to the product of (i) the fractional share interest to which the stockholder would otherwise be entitled, after taking into account all shares of common stock then held by the stockholder immediately prior to the effective time of the Reverse Split, and (ii) the average closing sale price of shares of Common Stock for the ten trading days immediately prior to the effective time of the Reverse Stock Split, as officially reported by The NASDAQ Capital Market, multiplied by the Split Number. Upon surrender by a holder of a certificate or certificates for Common Stock, duly endorsed, at the office of the Company (or, if lost, an acceptable affidavit of loss is delivered to the Company), the Company shall, as soon as practicable thereafter, issue and deliver to such holder, or to the nominee or assignee of such holder, a new certificate or certificates for the number of shares of Common Stock that such holder shall be entitled to following the Reverse Stock Split.

The total number of shares of all classes of capital stock which the Corporation shall have authority to issue is fifty-five million (55,000,000), of which fifty million (50,000,000) shares of the par value of one hundredth of one cent ($.0001) each shall be Common Stock (the "Common Stock") and five million (5,000,000) shares of the par value of one hundredth of one cent ($.0001) each shall be Preferred Stock (the "Preferred Stock"). The number of authorized shares of Common Stock or Preferred Stock may be increased or decreased (but not below the number of shares thereof then outstanding) by the affirmative vote of the holders of a majority of the then outstanding shares of Common Stock, without a vote of the holders of the Preferred Stock, or of any series thereof, unless a vote of any such Preferred Stock holders is required pursuant to the provisions established by the Board of Directors of this Corporation (the "Board of Directors") in the resolution or resolutions providing for the issue of such Preferred Stock, and if such holders of such Preferred Stock are so entitled to vote thereon, then, except as may otherwise be set forth in this Amended and Restated Certificate of Incorporation, the only stockholder approval required shall be the affirmative vote of a majority of the combined voting power of the Common Stock and the Preferred Stock so entitled to vote.”

THIRD:  This Certificate of Amendment to the Restated Certificate shall be effective on January 20, 2017 at 12:01 a.m.

FOURTH: The foregoing amendment of the Restated Certificate has been duly adopted in accordance with the provisions of Sections 242 and 228 of the General Corporation Law.

IN WITNESS WHEREOF, the undersigned has executed this Certificate of Amendment as of January 13, 2017.

SUPPORT.COM, INC.

By:	/s/ Richard Bloom
Richard Bloom
Interim President and Chief Executive Officer